Mail Stop 3720

November 29, 2006

Mr. Harry D. Schulman
Chairman of the Board and
Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027

> **Re:**   **Applica Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2006**
> **File No. 1-10177**

Dear Mr. Schulman:

We have reviewed your revised filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We noted in prior comment 36 to our letter dated November 14, 2006 that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party financial advisor, including a merging party's advisor. Your response indicates that the company provided Harbinger's financial advisor with long-term target forecasts for revenues, gross profit, EBIT, and EBITDA for the fiscal years 2007 through 2010 but that disclosure of such forecasts might be misleading because of uncertainty surrounding the forecasts. Due the inherent uncertainty associated with all such forecasts, we reissue the comment and request that you either disclose the forecasts or advise us why they are not material. Moreover, we also request that you confirm in your response letter that neither Harbinger, nor any affiliate thereof, was provided or granted any preferential treatment, including access to information, that was not also provided and/or granted to any other actual or potential strategic partner.

2.   We note your response to prior comment 21 in which we requested that you either identify "Party A" or provide investors with some general characterization of "Party A," e.g., public company, relative size in the industry, etc. Similarly, we

note your response to prior comment 22 in which we requested that you disclose the proposed exchange ratio of Party A's stock-for-stock proposal and how that offer was later "improved." Your response indicates that you are prevented from identifying Party A as a result of a confidentiality agreement you entered into and that discussing the terms of the offer would violate that agreement. We believe that expanded disclosure of the terms of the offer is material to an informed vote on the subject proposal. We therefore reissue that portion of comment 22. Moreover, we also believe that in order for investor to arrive at a fully informed decision of how to vote, it is necessary that Party A be identified as either a public or private entity and that its relative size in the small electric household appliance industry be disclosed, despite the confidentiality agreement. We therefore reissue prior comment 21.

3.   Please confirm in your response letter that all of the shares beneficially owned and/or purchased by Harbinger, and affiliates thereof, during the period covered by the Florida Control Share Act are nonvoting <u>on all matters</u> submitted for shareholder approval.

<u>Closing Statements</u>

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Please contact, William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via fax: (305) 961-5685*
         Paul Berkowitz, Esq.
         Greenberg Traurig, P.A.